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                             February 23, 2022

       Michael Ferrantino
       Chief Executive Officer
       The LGL Group, Inc.
       2525 Shader Road
       Orlando, Florida 32804

                                                        Re: The LGL Group Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 14,
2022
                                                            File No. 001-00106

       Dear Mr. Ferrantino:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed on February 14, 2022

       General

   1. Please update your filing to include the information required by Item 13 and Item 14 of
                                                        Schedule 14A, as it
relates to the spin-off transaction.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Ferrantino
The LGL Group, Inc.
February 23, 2022
Page 2

       Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any questions.



FirstName LastNameMichael Ferrantino                      Sincerely,
Comapany NameThe LGL Group, Inc.
                                                          Division of
Corporation Finance
February 23, 2022 Page 2                                  Office of
Manufacturing
FirstName LastName